



Mark How · 2nd

 Neurohacker Collective

Experienced Early Stage Exec - Growth, Strategy and
General Management

Solana Beach, California · 500+ connections · **Contact info**

Experience


Chief Revenue Officer
Neurohacker Collective
Jan 2017 – Present · 3 yrs 1 mo
Encinitas, CA

Formed to align and improve accessibility to an emergent community exploring optimized
human cognition through scientific, holistic & considerate innovation.


Managing Partner
How Creative Inc.
Jan 2017 – Present · 3 yrs 1 mo
Greater San Diego Area

Deploying resources outside of Silicon Valley on entrepreneurial opportunities where timely
investment can be transformational.


CEO
Strawhouse Inc.
Feb 2018 – Apr 2019 · 1 yr 3 mos

Scaling customer acquisition, and investing in high-growth ecommerce. Strawhouse works
quietly alongside dozens of the world's fastest growing companies as one of Facebook's
largest direct response advertisers globally.


Co-founder & Investor
Shopswell
Apr 2015 – Dec 2016 · 1 yr 9 mos
Del Mar, CA

Fostering a community of passionate, social shoppers who share experiences and reviews.

SweetLabs, Inc.
5 yrs


Advisor
Jun 2013 – Jun 2015 · 2 yrs 1 mo
San Diego


Divisional GM & VP BD
Jul 2010 – Jun 2013 · 3 yrs
San Diego, California

A San Diego based startup backed by Google, Intel, & Bessemer, that focused on helping app
developers increase reach, distribution (+1Bn app installs) and earnings.

Show 4 more experiences ˅

Education

University of Victoria
B Sc., Biochemistry
1987 – 1992

Skills & Endorsements

Start-ups · 99+

Endorsed by **Josh Stein and 27 others** who are highly skilled at this

Endorsed by **3 of Mark's colleagues at** Neurohacker Collective

Business Development · 99+

Endorsed by **Juergen Weichert and 9 others** who are highly skilled at this

Endorsed by **2 of Mark's colleagues at** Neurohacker Collective

Strategic Partnerships · 99+

Endorsed by **Mike Broggie and 16 others** who are highly skilled at this

Endorsed by **2 of Mark's colleagues at** Neurohacker Collective

Show more ∨



